

02052074

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
8/30/02

For the month of August, 2002

Glassworks of Chile
(Translation of registrant's name into English)

Hendaya N° 60
Las Condes
Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ____ No ✓

CRISTALERIAS DE CHILE S.A.

Material event
Payment of Interim Dividend N°151

CONTENTS

Press release dated August 28, 2002.

NOTES

a)   On August 28, 2002, Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) a letter announcing the payment of interim dividend N°151.

b)   This report is a free translation from the original in Spanish.



August 28, 2002

FOR IMMEDIATE RELEASE
CRISTALERIAS DE CHILE S.A. REPORTS PAYMENT
OF INTERIM DIVIDEND N°151

On August 27, 2002, the Board of Directors of Cristalerías de Chile approved to distribute interim dividend N°151 for the amount of Ch$15 per share (1 ADR=3 shares), in respect to fiscal year 2002 net income.

The dividend will be paid on October 1st, 2002, to all the shareholders registered as of September 25, 2002 in the shareholders' registry.

CONTACT IN SANTIAGO:

Ricardo Dünner

PH (562) 246 8855

E-mail: rdunner@cristalchile.cl

 **Cristalchile**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERIAS DE CHILE S.A.

By: /s/ Benito Bustamante C.
    _____
    Benito Bustamante C.
    Comptroller

Date: August 28, 2002.